THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1      Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and six months ended June 30, 2009 and the audited financial statements for the fiscal period ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 10, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2      Overview

Taseko is a mining and mineral exploration company with one operating mine and three exploration projects, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In 2009, Taseko is focusing on production performance and operating cost improvements at the Gibraltar mine, advancing the attainment of a Project Approval for the Prosperity project, and reviewing potential acquisitions to provide for further corporate growth.

During the second quarter of 2009, the Company’s Gibraltar mine produced 19.1 million pounds of copper and 217 thousand pounds of molybdenum. For the first six months of 2009, Gibraltar has produced 39.0 million pounds of copper and 404 thousand pounds of molybdenum. These figures are in line with annual production guidance of 80 million pounds of copper and 800 thousand pounds of molybdenum.

Total (on-site and off-site) cash costs for the second quarter at Gibraltar were US$1.30 per pound. For the first six months of 2009, total cash costs1 averaged US$1.23 per pound.

Taseko had an operating profit of $16.7 million, and net earnings after tax of $11.4 million for the three months ending June 30, 2009, compared to an operating profit of $16.0 million, and net earnings after tax of $3.8 million for the three months ended June 30, 2008.

In April 2009, the Company established a hedging program for 50% of its targeted copper production from May to December 2009 from the Gibraltar mine, or approximately 30 million pounds of copper, with a price range of US$1.88 -US$2.36 per pound. Under this facility, Taseko will receive the prevailing copper price while within the price range and a minimum of US$1.88 per pound and a maximum of US$2.36 per pound when the market price is outside of the range. As opportunities arose during subsequent months, Taseko extended this hedge program on half of the targeted production per month so that January and February 2010 have price range of US$2.00 -US$2.51, March 2010 has a price range of US$2.00 -US$2.61, and April and May 2010 have a price range of US$2.15 -US$2.73 on the hedged portion of production.

Taseko also completed a $28 million equity financing in April 2009.

The Prosperity Project is currently undergoing both a provincial and federal Environmental Assessment process. The Government of British Columbia process, being conducted by the Provincial Environmental Assessment Office, is expected to conclude by the end of October 2009. The Government of Canada process, a Federal Review Panel coordinated by the Canadian Environmental Assessment Agency, is expected to be completed in early 2010.

1. Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1      Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Three-Month Sales

  Copper in concentrate sales volume increased to 21.0 million pounds in the three months ended June 30, 2009 from the 12.4 million pounds of copper in concentrate sold during the three months ended June 30, 2008.

  There were no sales of copper cathode in the three months ended June 30, 2009 compared to 0.6 million pounds in the three months ended June 30, 2008.

  The average price realized for sales of copper during the period was US$2.10 per pound, compared to US$3.86 per pound realized in the three months ended June 30, 2008.

  Molybdenum in concentrate sales volume increased to 216,000 pounds in the three months ended June 30, 2009 from 78,000 pounds sold in the three months ended June 30, 2008.

  The average price realized for sales of molybdenum for the three months ended June 30, 2009 was US$10.56 per pound, compared to US$33.57 per pound realized in the three months ended June 30, 2008.

Six-Month Sales

  Copper in concentrate sales volume increased to 39.6 million pounds in the six months ended June 30, 2009 from the 27.2 million pounds of copper in concentrate sold during the six months ended June 30, 2008.

  Copper cathode sales volume decreased in the six months ended June 30, 2009 to 0.71 million pounds compared to 2.2 million pounds in the six months ended June, 2008.

  Molybdenum in concentrate sales volume increased to 445,000 pounds in the six months ended June 30, 2009 from 335,000 pounds sold in the six months ended June 30, 2008.

Inventory

  Copper concentrate inventory at June 30, 2009 was 3.0 million pounds. Copper in concentrate in inventory at June 30, 2008 was 3.6 million pounds.

  Copper cathode inventory at June 30, 2009 was 0.50 million pounds. Copper cathode in inventory at June 30, 2008 was 0.08 million pounds.

  Molybdenum in concentrate inventory at June 30, 2009 was 37,000 pounds. Molybdenum in concentrate inventory at June 30, 2008 was 8,821 pounds.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and Six Month Production

The following table is a summary of the operating statistics for the three months ended March 31, 2009, June 30, 2009 and the six months ended June 30, 2009.

	Three months ended March 31 2009	Three months ended June 30, 2009	Six months ended June 30, 2009
Total tons mined (millions)[1]	6.9	7.9	14.8
Tons of ore milled (millions)	3.2	3.3	6.5
Stripping ratio	1.0	1.4	1.2
Copper grade (%)	0.37	0.33	0.35
Molybdenum grade (%Mo)	0.010	0.011	0.011
Copper recovery (%)	82.3	83.7	83.0
Molybdenum recovery (%)	30.8	30.3	30.6
Copper production (millions lb) [2]	19.9	19.1	39.0
Molybdenum production (thousands lb)	187	217	404
Copper production costs, net of by-product credits, per lb of copper[3]	US$0.90	US$0.96	US$0.94
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.28	US$0.34	US$0.29
Total cash costs of production per lb of copper[4]	US$1.18	US$1.30	US$1.23

Notes to table:
1	Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2	2009 copper production includes 38.3 million lb in concentrate and 0.7 million lb in cathode.
3	By-product credit is based on pounds of molybdenum and ounces of silver sold.
4

Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

The Gibraltar mine operated for the first six months of 2009 under a plan initiated in November 2008, based on 45,000 tons per day (“tpd”) mill throughput and mining at a significantly reduced strip ratio. This new operational plan along with declining input costs, and the realization of the Phase 1 expansion, resulted in substantially reduced costs compared to prior years. The mine is currently reviewing a return to deposit average strip ratio based on recent strength in copper and molybdenum demand and corresponding increases in metal prices.

Tons mined during the three months ended June 30, 2009 increased compared to the first quarter of 2009 as planned.

Copper in concentrate production during the three-month period ended June 30, 2009 was 18.6 million pounds, a decrease from the 19.7 million pounds produced in the first quarter of 2009 as a result of lower copper grade and partially offset by improved recovery. Copper in concentrate production was 38.3 million pounds in the six months ended June 30, 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Copper cathode production was 0.7 million pounds for the six months of 2009. The Solvent Extraction/Electrowinning plant was shutdown in February, March and April to reduce costs during cold weather months and to allow the oxide dumps to recharge.

Three-month molybdenum in concentrate production increased from the first quarter of 2009 because of higher grades. Molybdenum in concentrate production was 404,000 pounds in the six months ended June 30, 2009.

Cost of production during the quarter ended June 30, 2009 was US$1.30 per pound, a 60% decrease in cost from the same quarter of 2008, and a 10% increase over the first quarter of 2009. Over the six months of 2009, the average cost of production has been US$1.23 per pound.

Fixed Infrastructure Upgrades and Installations

Construction of the Phase 1 mill upgrade was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been essentially achieved during the first half of 2009 as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. Copper recoveries have increased from 73.2% in October 2008 to average 83.0% in the first half of 2009.

Current active mill upgrade construction work consists of modernizing and increasing the capacity of the regrind and cleaner flotation to increase throughput capacity and improve metal recovery. This portion of the work will be completed in August and recovery improvements are expected to be realized quite quickly. Further planned mill upgrades consist of improvements to ancillary circuits along with installation of a two-stage tailings pumping system, designed to increase concentrator capacity from 46,000 to 55,000 tpd. In the fall of 2009, work is expected to resume on the installation of an in-pit crusher and conveyor system and a Semi-Autogenous (“SAG”) mill direct feed system, which will eliminate the materials handling issues in the secondary crusher circuit. Ramp up to 55,000 tpd will occur following completion of the above infrastructure upgrades and installations.

Labour and Safety

Labour at site was reduced as a result of the 24-month plan to reduce costs in response to significant decreases in metal prices. The number of active personnel at the site at the end of June 2009 was 347, compared to 330 personnel at the end of March 2009.

There have been 5 lost time accidents in the six months of fiscal 2009. There were no environmental incidents.

1.2.2      Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. In September 2007, the Company announced the positive results of a feasibility study for the Project.

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report as complete on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”) led review of this Project. The

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The Provincial EA review is mandated by law to be completed 180 calendar days after the acceptance date noted above. As part of the review process both CEAA and the EAO have asked Taseko to submit further information, which the Company is now providing. The request for additional information is not expected to significantly alter the review schedules. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

1.2.3      Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. Plans to move forward with the Harmony Project are currently on hold.

1.2.4      Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. Niobium is a metal used in making high-strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Plans to move forward with the Aley Project are currently on hold.

1.2.5      Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but decreased significantly in the fourth quarter of 2008 as a result of uncertainty in global financial markets. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008. Prices stabilized in January 2009, then began to improve. In 2009, to the date of this report, copper prices have averaged US$1.95/lb.

Precious metals prices also showed some volatility during the period of September to December 2008, after being on an uptrend for more than three years. The gold price averaged US$871/oz in 2008. As global economic and other market conditions have remained uncertain, market experts have forecasted strong gold prices through 2009. Prices in 2009 to the date of this report have averaged US$920/oz.

Average annual molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb over the twelve months based on strength earlier in the year. The average price in 2009 to the date of this report is US$10.05/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average at December 31, 2008 for one United States dollar was 1.067 Canadian dollars. At June 30, 2009, one United States dollar was equivalent to 1.163 Canadian dollars.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3      Selected Annual Information

Not applicable. Please refer to the MD&A for the fiscal period ended December 31, 2008.

1.4      Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Jun	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30
	2009	2009	2008	2008	2008	2008	2007	2007
Current assets	75,950	58,357	41,283	80,250	114,611	124,105	117,251	94,619
Mineral properties	32,617	32,619	32,610	32,095	29,916	19,142	18,941	18,407
Plant and equipment	301,891	295,094	292,390	266,872	222,729	202,679	182,342	158,492
Other assets	107,707	112,321	111,962	132,977	113,159	112,926	106,873	105,745
Total assets	518,165	498,391	478,245	512,194	480,415	458,852	425,407	377,263

Current liabilities	61,503	91,195	112,053	65,663	41,484	29,976	22,439	44,589
Other liabilities	165,341	166,596	131,285	176,456	173,755	182,419	173,042	169,014
Shareholders' equity	291,321	240,600	234,907	270,075	265,176	246,457	229,926	163,660
Total liabilities and shareholders' equity	518,165	498,391	478,425	512,194	480,415	458,852	425,407	377,263

Revenue	52,632	40,172	10,576	57,615	53,206	65,357	44,924	53,998
Mine site operating costs	(26,203)	(25,454)	(42,021)	(40,924)	(29,633)	(28,854)	(19,810)	(17,062)
Transportation and treatment	(7,609)	(6,202)	(7,054)	(9,500)	(6,042)	(7,194)	(5,229)	(5,220)
Amortization	(2,142)	(1,910)	(1,979)	(2,029)	(1,563)	(1,091)	(701)	(667)
Operating profit (loss)	16,678	6,606	(40,478)	5,162	15,968	28,218	19,184	31,049
Expenses:

Accretion of reclamation obligation	239	234	183	326	322	313	307	760
General and administration	2,104	2,329	2,220	2,143	2,245	2,472	1,955	1,836
Exploration	549	534	1,088	3,363	3,047	2,243	2,123	2,320
Interest expense and accretion charges	2,765	2,784	3,839	1,603	1,857	2,032	1,891	2,042
Interest and other income	(1,987)	(2,184)	(1,362)	(1,668)	(1,897)	(2,239)	(2,535)	(2,901)
Loss (gain) on sale of marketable securities	–	–	–	120	(586)	(568)	–	–
Asset retirement obligation change of estimates	–	–	(4,504)	–	–	–	(2,413)	(4,570)
Foreign exchange loss (gain)	(7,941)	2,930	3,249	1,142	600	(1,000)	40	756
Stock-based compensation	1,581	657	1,054	(85)	1,103	1,598	2,772	1,817
Loss on equipment disposal	–	–	701	–	161	–	–	–
Gain on convertible bond repurchase	(682)	–	–	–	–	–	–	–
Change in fair value of derivative instruments	2,709	–	–	–	–	809	77	617
Earnings (loss) before income taxes	17,341	(678)	(46,946)	(1,782)	9,116	22,558	14,967	28,372
Income tax expense (recovery)	5,936	(4,186)	(7,303)	(8,653)	5,317	6,357	(1,315)	15,727
Earnings (loss) for the period	11,405	3,508	(39,643)	6,871	3,799	16,201	16,282	12,645
Earnings (loss) per share – basic	0.07	0.02	(0.29)	0.05	0.03	0.11	0.12	0.10
Earnings (loss) per share –diluted	0.06	0.02	(0.26)	0.05	0.02	0.10	0.11	0.09

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5      Results of Operations

Three months ended June 30, 2009

The Company's pre-tax earning for the quarter ended June 30, 2009 was $17.3 million compared to pre-tax earnings of $9.1 million for the three months ended June 30, 2008 (“2008”). Net earnings after tax for the quarter increased to $11.4 million compared to $3.8 million for the same period a year ago as a result of an increase in production and sales volume. The increase also results from foreign exchange gain recorded due to the weakening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at June 30, 2009.

The Company reported revenues of $52.6 million for the current quarter in 2009, compared to $53.2 million for the similar period in 2008. The decrease in revenue was the result of a decrease in copper and molybdenum prices, partially offset by increases in sales volumes. The average price per pound of copper sold was US$2.10 per pound for the current quarter compared to US$3.86 per pound in the same quarter of 2008. Volume of copper concentrate sales for the quarter was 21.0 million pounds (2008 – 12.4 million pounds). There were no copper cathode sales during the current quarter (2008 – 0.6 million pounds). Moly concentrate sales were 0.2 million pounds (2008 – 0.1 million pounds). Revenues for the quarter consisted of copper concentrate sales of $49.9 million (2008 – $48.8 million), copper cathode of $nil million (2008 – $2.1 million), and molybdenum concentrate sales of $2.7 million (2008 – $2.3 million).

Cost of sales for the quarter in 2009 was $33.8 million, compared to $35.7 million for the same period in fiscal 2008. Costs of sales consists of total production costs of $24.6 million (2008 – $36.4 million) for metal produced and sold during the quarter and a concentrate inventory adjustment of $1.6 million (2008 – negative adjustment of $6.8 million). Treatment and transportation costs totaling $7.6 million (2008 – $6.1 million) were also included in cost of sales for the second quarter of 2009.

Amortization expense for the quarter in 2009 was $2.1 million compared to $1.6 million for the same period in fiscal 2008. The increase in amortization is the result of more capital equipment compared to the prior year as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also amortizing deferred stripping which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses were $0.5 million for the quarter in 2009, compared to $3.0 million for the same period in 2008. This decrease is due to a lower level of exploration activity at the Company's Prosperity project.

General and administrative costs were $2.1 million for the quarter in 2009 which is comparable to $2.2 million for the same period in fiscal 2008.

Stock-based compensation increased to $1.6 million for the quarter in 2009, compared to $1.1 million in the same period in fiscal 2008, as a result of the amortization of stock based compensation on options granted during prior periods.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest and other income was $2.0 million for the quarter in 2009 which is comparable to $1.9 million in the same quarter 2008.

Interest expense and accretion charges increased to $2.8 million for the quarter in 2009 from $1.9 million in the same quarter 2008 due to the interest expense related to the Credit Suisse Term Facility.

The Company recorded a foreign exchange gain for the quarter of $7.9 million, compared to a loss of $0.6 million in the same quarter 2008. As the Company reports in Canadian dollars, the gain is due to the weakening of the U.S. dollar and the revaluation of certain US dollar denominated liabilities at June 30, 2009.

The Company recorded an unrealized loss of $2.7 million (2008 – $Nil) on derivative instruments as a result of the decrease in fair value of the producer call and put option contract with Credit Suisse which commenced during the quarter.

The Company recorded a gain of $0.6 million (2008 – $Nil) on the repurchase of US$7.5 million of its convertible bonds during the quarter.

The Company had a future income tax expense of $7.1 million in the current quarter compared to a future income tax expense of $5.7 million in the same period of 2008. The change in the future income tax liability is due in part to a reversal of a temporary difference related to partnership income from one of the entities in the group offset by the recognition of a future income tax asset related to the Company’s copper hedging contract with Credit Suisse.

The current tax recovery of $1.2 million (2008 – income tax recovery of $0.4 million) is due to less current tax owing as the result of a deduction related to partnership income accrued in the quarter. The balance payable is comprised of the Company’s estimate of corporate tax of $2.0 million and BC mineral tax estimate of $0.5 million for the quarter ending June 30, 2009.

The Company also has a long term income tax liability of $31.7 million (2008 – $30.7 million) recorded on the Company’s balance sheet in accordance with Canadian generally accepted accounting principles.

Six months ended June 30, 2009

The Company's pre-tax earnings for the six months ended June 30, 2009 were $16.7 million, compared to $31.7 million for the six months ended June 30, 2008. Despite the increases in sales volumes, the decrease in earnings is primarily due to a drop in copper and molybdenum prices.

The Company reported revenues of $92.8 million for the first two quarters of 2009, compared to $118.6 million for the same six months in the prior year.

Cost of sales for the first two quarters of fiscal 2009 was $65.5 million, compared to $71.7 million for the same period in fiscal 2008. Costs of sales consists of total production costs of $50.1 million (2008 – $64.8 million) for metal produced and sold during the period and a concentrate inventory adjustment of $1.6 million (2008 – negative adjustment of $6.3 million). Treatment and transportation costs totaling $13.8 million (2008 – $13.3 million) were also included in cost of sales for the first two quarters of 2009.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Amortization expense for the first two quarters of 2009 was $4.0 million compared to $2.7 million for the same period in fiscal 2008. The increase in amortization is the result of more capital equipment compared to the prior year as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also amortizing deferred stripping which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses were $1.1 million, compared to $5.3 million for the same period in 2008. This decrease is due to a lower level of exploration activity at the Company's Prosperity project.

General and administrative costs were $4.4 million in the first two quarters of fiscal 2009 which is comparable to $4.7 million for the same period in fiscal 2008. The slight decrease is due to the reduction of corporate activities.

Stock-based compensation for the six months ended June 30, 2009 was $2.2 million, compared to $2.7 million in the same period in fiscal 2008. The decrease is a result of a greater portion of stock based compensation expenses having been realized in prior periods.

Interest and other income during the first two quarters of fiscal 2009 was $4.2 million which is comparable to $4.1 million in the same quarter 2008.

Interest expense and accretion charges increased to $5.5 million for first two quarters in 2009 from $3.9 million in the same period in 2008 due to the interest expense related to the Credit Suisse Term Facility.

The Company recorded a foreign exchange gain of $5.0 million for the six months ended June 30, 2009, compared to a gain of $0.4 million in the same quarter 2008. The gain is due to the weakening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at June 30, 2009.

The Company recorded an unrealized loss of $2.7 million (2008 – $Nil) on derivative instruments as a result of the decrease in fair value of the producer call and put option contract with Credit Suisse which commenced during the period.

The Company recorded a gain of $0.6 million (2008 – $Nil) on the repurchase of US$7.5 million of its convertible bonds during the period.

The Company had a future income tax recovery of $1.0 million for the six months ended June 30, 2009 compared to a future income tax expense of $19.3 million in the same period of fiscal 2008. Future tax expense was significantly higher in 2008 due to the Company taking accelerated tax depreciation against taxable income. In fiscal 2009 the Company has built up significant tax attributes in certain entities which results in a recovery of future income tax offset by the utilization of tax pools in other entities in the corporate group.

1.6      Liquidity

At June 30, 2009, the Company had cash and equivalents of $33.1 million, as compared to $4.6 million at December 31, 2008. In addition, the Company had working capital of $14.4 million, as compared to

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

working capital deficiency of $70.7 million at December 31, 2008. The increase in working capital was primarily a result of additional funding raised from financing activities discussed in Section 1.7 Capital Resources as well as increase in both copper and molybdenum prices and sales volume since December 2008.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the new 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational objectives for the upcoming fiscal year.

A 24-month mining plan was implemented in November 2008 for the Gibraltar mine, which includes a significantly reduced strip ratio and lower equipment hours and manpower requirements. This plan, along with declining input costs, a weaker Canadian dollar and the completion of the remaining Phase 2 expansion items will reduce operating costs and ensure there is sufficient liquidity and working capital to manage the effects of the current economic downturn.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts and bankers acceptances with a major Canadian financial institution, and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Carrying				Over 3
As at June 30, 2009	amount	2009	2010	2011	years
Accounts payable and accrued
liabilities	$15,559	$15,559	$–	$–	$–
Amounts due to a related party	537	537	–	–	–
Convertible debt	26,040	26,040	–	–	–
Long term credit facility	34,054	–	14,538	17,445	2,071
Capital lease obligations	15,143	1,835	3,389	3,601	6,318
Long term equipment loan	3,197	344	733	799	1,321
Total liabilities	$94,530	$44,315	$18,660	$21,845	$9,710

The Company has US$22.5 million in convertible bonds that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been accordingly classified as current liabilities as at June 30, 2009.

During the period, the Company repurchased of US$7.5 million of the convertible bonds from one of its Bondholders for the purpose of cancellation. Subsequent to period end, the Company repurchased another US$12.5 million of the bonds for the purpose of cancellation. In addition, the Company has received a notice from the remaining Bondholders of their intention to exercise the “put” right on the remaining US$10 million.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the period, the Company secured a US$30 million 36-month term facility agreement as well as a $3.2 million long-term equipment loan. The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $16 million.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the financial statements for the period ended June 30, 2009, the Company has no other material capital commitments for capital expenditures, long term debt, capital lease obligations, operating leases or any other long term obligations.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow us to meet these obligations as they become due.

1.7      Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

(i) Credit Suisse Term Facility

In February 2009 (“Utilization Date”), the Company entered into and drew upon a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. The Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$2.5 million until February 2012. The Facility bears interest at LIBOR plus 4 percent which is paid bi-monthly. Pursuant to security agreements entered into in connection with the Facility, the Company has ceded, as security, certain equipment of the Gibraltar Mine and the treatment and refining offtake agreement along with a corporate guarantee.

The Facility requires maintenance of certain financial covenants as well as production cost thresholds. The financial covenants under the Facility include maintaining a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150 million and certain production cost thresholds. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, and accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of minority shareholders of the Company. As at June 30, 2009, the Company is compliant with these covenants. The Company’s debt to equity ratio was 26.92%, its tangible net worth was $291 million and its productions costs were within the threshold set by the covenant.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has the option, at any time after 18 months of the Utilization Date, to prepay the whole or any part of the Facility.

(ii) Long-Term Equipment Loan

During the three month period ended June 30, 2009, the Company entered into a 36-month term equipment loan agreement to finance the purchase of equipment for the Gibraltar Mine. The principal amount of the loan is $3.2 million and is secured by the underlying equipments at the Gibraltar Mine.

The equipment loan is repayable commencing one month after inception in 35 equal monthly installments in the amount of $79,000 until June 2012. The last installment is payable in June 2012 in the amount of $974,000. The equipment loan bears a fixed interest rate at 8.545% per annum.

Equity Financings

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds to the Company of $23 million. The net proceeds from the Offering were used for discharge of accounts payable and general working capital.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5.3 million. A finder's fee of 6% of the proceeds of the private placement financing was paid.

During the six month period ended June 30, 2009, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7.7 million and 300,500 options were exercised for the total proceeds of $0.3 million.

Other Sources

During the six month period ended, the Company was permitted by the Government of British Columbia to release $3.9 million (in addition to $5.0 million in 2008) from the Gibraltar Mine reclamation deposit in exchange for security on certain equipment of the Gibraltar Mine.

1.8      Off-Balance Sheet Arrangements

None.

1.9      Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the quarter ended June 30, 2009 were $0.8 million, as compared to $2.1 million in the same quarter of 2008. Costs for six month period ended June 30, 2009 were $1.5 million, as compared to $4.0 million in the same period of 2008. The decrease over prior year is due to lower staffing levels required from HDSI as Taseko Mines Limited has added additional full time employees to its staff.

1.10    Fourth Quarter

Not applicable.

1.11    Proposed Transactions

None.

1.12    Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the fiscal period ended December 31, 2008 and note 3 of the interim consolidated financial statements for the three and six months ended June 30, 2009. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,

  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,

  the carrying values of property, plant and equipment,

  rates of amortization of property, plant and equipment

  the carrying values of the reclamation liability,

  the carrying values of the convertible debentures and conversion rights,

  income taxes,

  the valuation allowances for future income taxes,

  the carrying values of the receivables from sales of concentrate,

  the carrying values of deferred revenue,

  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13    Change in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)      Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)      EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)      EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

New Accounting Standards Not Yet Adopted

i)      Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.

Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “transition date”). The following discussion provides further information about the Company’s IFRS convergence activities.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

•	Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

•

Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

•

Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

A detailed timetable has been prepared to manage the transition and the monitor the progress of the convergence project. At the date of preparing this MD&A, the Steering Committee has presented the project plan to the Audit Committee and the Company has begun its initial scoping and impact assessment.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS 1 generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle. The Company is currently examining the all of the IFRS 1 optional exemptions available under IFRS to determine which exemptions are applicable to the Company.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is still evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues and consider the impacts the transition will have on its internal planning process and compensation arrangements.

ii)     Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current Sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

1.14    Financial Instruments and Other Instruments

Please refer to note 6 of the Company’s audited consolidated financial statements for the fifteen months ended December 31, 2008 and note 4 of the interim financial statements for the three and six months ended June 30, 2009.

1.15    Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1  Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at August 10, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				182,103,415

Share purchase option	14-Feb-10	$3.07	46,000
	03-Jul-10	$4.03	60,000
	28-Sep-10	$1.15	348,334
	28-Sep-10	$1.15	780,000
	28-Sep-10	$2.07	70,000
	24-Feb-11	$4.50	93,000
	28-Mar-11	$2.18	442,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,881,550
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	10-Dec-13	$1.00	3,177,000
	12-Jan-14	$1.15	2,175,000
	21-Apr-14	$1.71	1,580,500
	07-Jul-12	$1.90	21,000
	30-Jul-12	$2.17	57,000	11,086,384

Convertible bonds	29-Aug-11	US$3.35	2,985,075	2,985,075

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND SIX MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the period ended June 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.